EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)
	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Numerator:
Net (loss)	$(810,041)	$(420,116)	$(1,654,018)	$(1,648,504)
Dividends on Series A preferred stock	(366)	(432)	(1,086)	(2,159)

Numerator for basic and diluted loss per share loss available to common shareholders	$(810,407)	$(420,548)	$(1,655,104)	$(1,650,663)

Denominator:
Denominator for basic loss per share-weighted average shares outstanding	12,637,735	12,671,613	12,637,735	13,007,012
Effect of dilutive securities	—	—	—	—
Warrants	—	—	—	—

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	12,637,735	12,671,613	12,637,735	13,007,012

Basic (loss) per share	$(0.06)	$(0.03)	$(0.13)	$(0.13)

Diluted (loss) per share	$(0.06)	$(0.03)	$(0.13)	$(0.13)